SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated November 24, 2003

Instrumentarium Corporation

(Translation of Registrant’s Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X    Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  __       No  X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______ )

Enclosure: INSTRUMENTARIUM CORPORATION SHARES SUBSCRIBED WITH WARRANTS

SIGNATURES
INSTRUMENTARIUM CORPORATION SHARES SUBSCRIBED WITH WARRANTS

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: November 24, 2003	By:	/s/
Matti Salmivuori
Chief Financial Officer

Date: November 24, 2003	By:	/s/
Juhani Lassila
Group Treasurer

STOCK EXCHANGE ANNOUNCEMENT 25/03   1(1)

November 24, 2003 at 10.00 a.m.

INSTRUMENTARIUM CORPORATION SHARES SUBSCRIBED WITH WARRANTS

The Board of Directors of Instrumentarium Corporation has, by its resolution passed on October 14, 2003 in accordance with the terms and conditions of Instrumentarium Corporation’s warrant program of 2001, resolved to grant holders of Instrumentarium 2001 warrants the right to subscribe for shares by virtue of their warrants during a period commencing on October 27, 2003 and expiring on November 10, 2003. The ordinary subscription period with Instrumentarium Corporation 2001A warrants commences on December 1, 2003 and the ordinary subscription period with Instrumentarium Corporation 2001B warrants commences on December 1, 2004. During the period of time determined by the Board of Directors, a total of 2,000 shares of Instrumentarium Corporation have been subscribed for by virtue of Instrumentarium Corporation 2001 warrants. The corresponding share capital increase, in total EUR 4,000, has been entered into the Trade Register on November 24, 2003. As a result of the increase, the share capital of Instrumentarium Corporation is currently EUR 97,109,340 and the total number of shares is 48,554,670. The book value equivalent of one share is EUR 2. The holders of the new shares are entitled to all shareholders’ rights from the registration date, i.e. November 24, 2003. The new shares will be traded in the Helsinki Exchanges as old shares as of November 25, 2003.

Identifiers of Instrumentarium Corporation’s shares as of November 25, 2003:

Trading code: INS1V
ISIN code: FI0009000509
Number of shares: 48,554,670

INSTRUMENTARIUM CORPORATION

Matti Salmivuori	Juhani Lassila

DISTRIBUTION

The Helsinki Exchanges
Media

Further information:
Juhani Lassila, Group Treasurer, tel. +358 10 394 3422